UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO/A

(Rule 13e-4)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

AMENDMENT NO. 3

CUMBERLAND PHARMACEUTICALS INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, No Par Value Per Share

(Title of Class of Securities)

230770109

(CUSIP Number of Class of Securities (Underlying Common Stock)

A.J. Kazimi

Chief Executive Officer

Cumberland Pharmaceuticals Inc.

2525 West End Avenue, Suite 950

Nashville, Tennessee 37203

(615) 255-0068

(Name, Address, and Telephone Number of Person Authorized to Receive Notices

And communications on Behalf of Filing Persons)

With copies to:

Kolin Holladay, Esq.

Adams and Reese LLP

Fifth Third Center

424 Church Street, Suite 2700

Nashville, Tennessee 37219

(615) 259-1450

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing fee**
$1,341,485	$153.73

*	Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 509,185 shares of common stock of Cumberland Pharmaceuticals Inc. that have an aggregate value of $1,341,485 as of April 23, 2012 will be exchanged pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model.

**	The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended equals $114.60 per million dollars of the value of the transaction.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $153.73	Filing Party: Cumberland Pharmaceuticals Inc.
Form or Registration No.: Schedule TO	Date Filed: April 24, 2012

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provisions relied upon:

☐	Rule 13e4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Issuer Third-Party Tender Offer)

Amendment No. 3 to

SCHEDULE TO

This Amendment No. 3 amends and supplements the Tender Offer Statement on Schedule TO (as amended, supplemented and restated from time to time, the “Schedule TO”) originally filed by Cumberland Pharmaceuticals Inc. (the “Company”) with the Securities and Exchange Commission (“SEC”) on April 24, 2012, and amended on May 7, 2012 and May 10, 2012, relating to an offer by the Company to certain of its current employees, directors, and advisors to exchange certain outstanding eligible options to purchase shares of the Company granted under the 1999 Plan, the Amended and Restated 2007 Long-Term Incentive Compensation Plan, and the Amended and Restated 2007 Directors’ Incentive Plan.

The Amendment No. 3 constitutes the final amendment to the Schedule TO pursuant to Rule 13e-4(c)(4) under the Securities and Exchange Act of 1934, as amended, and General Instruction H to Schedule TO and amends only the items and exhibits to the Schedule TO that are being amended herein. Unaffected items and exhibits are not included herein. All capitalized terms used in this Amendment No. 3 and not otherwise defined have the restrictive meanings ascribed to them in the Offer to Exchange as amended or supplemented.

ITEM 4.

Item 4 of the Schedule TO is hereby amended and supplemented by adding the following:

The Offer to Exchange expired at 11:59 P.M. Eastern Daylight Time on May 21, 2012. Pursuant to the Offer to Exchange, 424,475 eligible stock options were tendered, representing 83% of the total Eligible Option Grants in the Offer to Exchange. On May 22, 2012, the Company granted an aggregate of 147,828 shares of Restricted Stock in exchange for Eligible Option Grants surrendered in the Offer to Exchange. As of May 21, 2012, the market value of each share of Restricted Stock issued in the Offer to Exchange was $6.41, the closing price of the Company’s common stock on May 21, 2012 as reported by the NASDAQ.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CUMBERLAND PHARMACEUTICALS INC.

By:	/s/ A.J. Kazimi
A.J. Kazimi
Chairman and Chief Executive Officer

Dated: May 23, 2012